

Mail Stop 3030

August 30, 2017

<u>Via E-mail</u>
Wes Brazell
Chief Financial Officer
TearLab Corporation
9980 Huennekens St., Suite 100
San Diego, CA 92121

  Re: **TearLab Corporation**
     Registration Statement on Form S-1
     Filed August 21, 2017
     File No. 333-220080

Dear Mr. Brazell:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Heather Percival at (202) 551-3498 with any questions.

       Sincerely,

       /s/ Heather Percival for

       Amanda Ravitz
       Assistant Director
       Office of Electronics and Machinery

cc: Daniel Horwood
   Wilson Sonsini Goodrich & Rosati